UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), FROM:  (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2 THEREUNDER AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Dreyfus Opportunity Funds

and

The Dreyfus Corporation

200 Park Avenue
New York, New York 10166

File No. 812-______

November 21, 2014

Please direct all communications concerning this Application to:

Jeff Prusnofsky, Esq.	David Stephens, Esq.
The Dreyfus Corporation	Stroock & Stroock & Lavan LLP
200 Park Avenue	180 Maiden Lane
New York, New York 10166	New York, New York 10038
prusnofsky.j@dreyfus.com	dstephens@stroock.com
(212) 922-6796	(212) 806-6138

This Application (including Exhibits) consists of 23 pages.
The Exhibit Index is on page 20.

I.	INTRODUCTION

The Dreyfus Corporation ("Dreyfus" or the "Adviser")1 and Dreyfus Opportunity Funds ("DOF") and any other existing registered open-end management investment company that intends to rely on the requested order and is advised by the Adviser (each, an "Investment Company" and collectively, the "Investment Companies"), each a registered open-end investment company that offers multiple series of shares (each, a "Fund" and collectively, the "Funds"), hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").  The Adviser, the Investment Companies and the Funds are collectively referred to herein as "Applicants."

Applicants request an order exempting them from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees/directors of the applicable Investment Company (each, a "Board"),2 including a majority of those trustees/directors who are not "interested persons," as defined in Section 2(a)(19) of the 1940 Act, of the Investment Company or of the Adviser (the "Independent Board Members"), to take certain actions without obtaining shareholder approval as follows:  (i) select certain affiliated and non-affiliated investment sub-advisers (each, a "Sub-Adviser" and collectively, the "Sub-Advisers") to manage all or a portion of the assets of one or more of the Funds pursuant to an investment sub-advisory agreement with each Sub-Adviser (each, a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements"); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.  As used herein, a "Sub-Adviser" for a Fund is a Sub-Adviser that is (1) an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Adviser (each, an "Affiliated Sub-Adviser" and collectively, the "Affiliated Sub-Advisers") or (2) not an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of a Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to one or more Funds (each, a "Non-Affiliated Sub-Adviser" and collectively, the "Non-Affiliated Sub-Advisers").3 Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms:  (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (iii) Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act").

1
The term "Adviser" includes (i) the Adviser and (ii) any entity controlling, controlled by or under common control with, the Adviser or its successors.  For the purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2	The term "Board" also includes the board of trustees/directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees/directors of the Investment Companies.

3      Section 2(a)(3) of the 1940 Act defines "affiliated person" as follows:

"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Applicants request that the relief sought herein apply to Applicants, as well as to any future Funds and any other future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the manager-of-managers structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with any Fund that currently uses the manager-of-managers structure described in this Application, a "Sub-Advised Fund" and collectively, the "Sub-Advised Funds").  All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants.  All Funds that currently are, or that currently intend to be, Sub-Advised Funds are identified in this Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and each Board to obtain for each Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Adviser, in its capacity as investment adviser (as applicable, with the assistance of the Portfolio Allocation Manager (as defined below)), evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the applicable Board.  This structure is commonly referred to as a "manager-of-managers" structure.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

If the relief sought is granted, the Adviser, with the approval of the applicable Board, including a majority of the Independent Board Members, would on behalf of each Sub-Advised Fund, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or an Affiliated Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Affiliated Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Affiliated Sub-Advisers.

Applicants currently operate pursuant to an order from the Commission granting the relief requested herein solely with respect to Non-Affiliated Sub-Advisers and any Sub-Adviser of a Sub-Advised Fund that is:  (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the Adviser for that Sub-Advised Fund or (2) a sister company of the Adviser for that Sub-Advised Fund that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly-owns the Adviser (each of (1) and (2), a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers") (The Dreyfus Corporation, et al., Investment Company Act Rel. Nos. 30580 (June 26, 2013) (notice) and 30608 (July 23, 2013) (order)) (File No. 811-13637) (the "Prior Order").  Any order granted by the Commission with respect to this Application will supersede the Prior Order.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Sub-Advised Funds would be negatively impacted without the requested relief because of delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.4

4	However, until the requested order is obtained the Applicants will continue to rely on the Prior Order, to the extent applicable.

II.	BACKGROUND

A.	The Investment Companies

DOF is, and other Investment Companies may be, organized as a Massachusetts business trust, and other Investment Companies may be organized as Maryland corporations.  Each of the Investment Companies is registered with the Commission as an open-end management investment company under the 1940 Act.  The Board of DOF consists of nine members, six of whom, including the Chairperson, is an Independent Board Member.  Dreyfus serves as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each existing Fund.

Each Investment Company may offer shares of multiple Funds, each with its own distinct investment objectives, policies and restrictions.  The Adviser has retained Sub-Advisers to provide investment advisory services to certain Funds.5  Many of the Funds offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.  As a result, certain Funds may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load.  In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

B.	The Adviser

Dreyfus, with headquarters at 200 Park Avenue, New York, New York 10166, is a corporation organized under the laws of the State of New York and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  Dreyfus is a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon") and is the primary mutual fund business of BNY Mellon, a global financial services company focused on helping clients manage and service their financial assets, operating in 35 countries and serving more than 100 markets.  BNY Mellon Investment Management is one of the world's leading investment management organizations, and one of the top U.S. wealth managers, encompassing BNY Mellon's affiliated investment management firms, wealth management services and global distribution companies.  The Adviser serves as the investment adviser to each Fund pursuant to an investment advisory agreement or management agreement, as the case may be, with the applicable Investment Company (each, a "Management Agreement" and collectively, the "Management Agreements").  Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

The Adviser may engage EACM Advisors LLC ("EACM"), its affiliate and an investment adviser registered under the Advisers Act, or any other affiliated or non-affiliated entity registered as an investment adviser under the Advisers Act (each, a "Portfolio Allocation Manager"), to assist the Adviser in evaluating and recommending Sub-Advisers for a Sub-Advised Fund and recommending the portion of a Sub-Advised Fund's assets to be managed by each Sub-Adviser, as well as monitoring and evaluating the performance of Sub-Advisers for a Sub-Advised Fund and recommending whether a Sub-Adviser should be terminated by a Sub-Advised Fund.6  However, it is the Adviser's overall responsibility to select, subject to the review and approval of the Board, one or more Sub-Advisers to manage all or part of a Sub-Advised Fund's assets, determine the portion of that Sub-Advised Fund's assets to be managed

5
Each Sub-Advised Fund discloses in its registration statement that it operates pursuant to the Prior Order.  The prospectus for each Sub-Advised Fund will continue to include the disclosure required by Condition 1 below at all times subsequent to the approval required by Condition 1 below.

6
The Adviser has not entered into an agreement with EACM to perform such services in respect of DOF or any series thereof.  The Adviser may engage EACM or another Portfolio Allocation Manager to provide such services for DOF or other Sub-Advised Funds in the future.

by any given Sub-Adviser, review the Sub-Advisers' performance and recommend whether Sub-Advisers should be terminated.  The Adviser also will be responsible for conducting all operations of a Sub-Advised Fund except those operations contracted to a Sub-Adviser, the Sub-Advised Fund's distributor, and any custodian, transfer agent and/or administrator or shareholder servicing agent for the Fund.  Because the Adviser will pay fees to any Portfolio Allocation Manager from the fees the Adviser receives from the Sub-Advised Funds, there will be no duplication of advisory fees paid by shareholders of the Sub-Advised Funds.  For purposes of this Application, Applicants request that any Portfolio Allocation Manager be deemed a Sub-Adviser and the agreement with a Portfolio Allocation Manager be deemed a Sub-Advisory Agreement.7

The Management Agreement for each existing Fund was approved by the applicable Board, including a majority of the Independent Board Members, and by the shareholders of that Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The terms of these Management Agreements comply with Section 15(a) of the 1940 Act.  Each other Management Agreement will comply with Section 15(a) of the 1940 Act and will be similarly approved.  Applicants are not seeking an exemption from the 1940 Act with respect to the Management Agreements.  Pursuant to the terms of each Management Agreement, the Adviser, subject to the supervision and approval of the applicable Board, provides investment management of each Fund's portfolio in accordance with the investment objectives and policies of the Fund as stated in its prospectus and statement of additional information as from time to time in effect.  In connection therewith, the Adviser supervises a continuous program of investment, evaluation and, if appropriate, sale and re-investment of such Fund's assets.  Each Management Agreement permits the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers.  Pursuant to its authority under the Management Agreements, the Adviser has entered into Sub-Advisory Agreements as described below under "The Sub-Advisers."  If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to each Fund under the applicable Management Agreement, the Adviser receives a fee from that Fund based on the average net assets of that Fund.  A Sub-Adviser will receive an investment management fee from the Adviser based on the percentage of assets overseen by the Sub-Adviser.  The fee paid to a Sub-Adviser results from the negotiations between the Adviser and the Sub-Adviser and is approved by the applicable Board, including a majority of the Independent Board Members.

C.	The Sub-Advisers

Pursuant to the authority under the Management Agreements, the Adviser has entered into Sub-Advisory Agreements with Sub-Advisers on behalf of the Sub-Advised Funds.  With respect to DOF, the Adviser has entered into a Sub-Advisory Agreement with Mellon Capital Management Corporation ("Mellon Capital"), a Wholly-Owned Sub-Adviser, on behalf of Dreyfus Strategic Beta Emerging Markets Equity Fund, Dreyfus Strategic Beta Global Equity Fund and Dreyfus Strategic Beta U.S. Equity Fund (collectively, the "Beta Funds"), each a series of DOF.  The Adviser also may, in the future, enter into Sub-Advisory Agreements with other Sub-Advisers on behalf of these and other Funds.

With respect to Mellon Capital and any future Affiliated Sub-Adviser, such Sub-Advisers have or will have their own employees to provide investment services to a Sub-Advised Fund.

7	The Prior Order did not grant relief with respect to any Portfolio Allocation Manager, and such relief was not requested.

The Sub-Advisers are, and any future Sub-Advisers will be, "investment advisers" to the Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Sub-Advised Funds subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act or exempt from such registration.  The Adviser selects Sub-Advisers based on the Adviser's evaluation (with the Portfolio Allocation Manager's assistance, as applicable) of the Sub-Advisers' skills in managing assets pursuant to particular investment styles, and recommends their hiring to the applicable Board.  For certain Sub-Advised Funds, the Adviser employs multiple Sub-Advisers and may, in the future, employ multiple Sub-Advisers for other Sub-Advised Funds.  In those instances, the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) allocates and, as appropriate, reallocates a Sub-Advised Fund's assets among the Sub-Advisers and the Sub-Advisers have management oversight of that portion of the Sub-Advised Funds allocated to each of them.

The Adviser (with the Portfolio Allocation Manager's assistance, as applicable) engages or will engage in an ongoing analysis of the continued advisability of retaining a Sub-Adviser and makes or will make recommendations to the applicable Board as needed.  The Adviser also negotiates and renegotiates or will negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and makes or will make recommendations to the applicable Board as needed.

The Sub-Advisers, subject to the oversight of the Adviser and the applicable Board, determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund's portfolio or portion thereof, and place orders with brokers or dealers that they select.  The Sub-Advisers keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Funds, and assist the Adviser in maintaining the Sub-Advised Funds' compliance with the relevant requirements of the 1940 Act.  The applicable Board is provided, on a regular basis, with reports on each Sub-Adviser's performance in managing assets of a Sub-Advised Fund.

The Sub-Advisory Agreements were approved by the applicable Board, including a majority of the Independent Board Members, and, to the extent that the Prior Order did not apply,8 the shareholders of the Sub-Advised Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.

The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Sub-Advised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the applicable Board or by the vote of a majority of the outstanding voting securities of the Sub-Advised Fund on not more than sixty days' written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, Applicants will continue the shareholder approval process for

8
Certain Sub-Advisory Agreements were not approved by shareholders in reliance on an exemptive order from the Commission granting relief substantially the same as that requested herein solely with respect to Non-Affiliated Sub-Advisers.  Strategic Funds, Inc., et al., Investment Company Act Rel. Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order) (File No. 812-13712) (the "Non-Affiliated Sub-Adviser Order").  The Non-Affiliated Sub-Adviser Order was superseded by the Prior Order.  The Beta Funds operate pursuant to the Prior Order.

Sub-Advisory Agreements for which relief is not applicable under the Prior Order until such time as the Commission grants exemptive relief to Applicants.  Each Sub-Advisory Agreement will set forth the duties of the Sub-Adviser and precisely describe the compensation to be paid by the Adviser to the Sub-Adviser.

After an initial period of up to two years, the terms of the Sub-Advisory Agreements are reviewed and renewed on an annual basis by the applicable Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act.  The applicable Board dedicates substantial time to review contract matters, including matters relating to Management Agreements and Sub-Advisory Agreements.  With respect to each Sub-Advised Fund, the applicable Board reviews comprehensive materials received from the Adviser (and the Portfolio Allocation Manager, as applicable), the Sub-Adviser, independent third parties and independent counsel when it is asked to approve or renew a Sub-Advisory Agreement.  Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

A Sub-Advised Fund discloses in its statutory prospectus that a discussion regarding the basis for the applicable Board's approval and renewal of the Management Agreement and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund's annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A.  The information provided to the applicable Board is maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

In determining whether to approve a new Sub-Advisory Agreement on behalf of a Sub-Advised Fund, the Board considers the due diligence materials prepared by the Adviser and the Sub-Advised Fund's Chief Compliance Officer (with the Portfolio Allocation Manager's assistance, as applicable) and other information, which include:  (i) a copy of the proposed Sub-Advisory Agreement; (ii) information regarding the process by which the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) selected and recommended the Sub-Adviser for Board approval; (iii) information regarding the nature, extent and quality of the services the Sub-Adviser would provide to the Sub-Advised Fund; (iv) information regarding the Sub-Adviser's reputation, investment management business, personnel, and operations; (v) information regarding the Sub-Adviser's brokerage and trading policies and practices; (vi) information regarding the level of the sub-advisory fee to be charged by the Sub-Adviser; (vii) information regarding the Sub-Adviser's compliance program; and (viii) information regarding the Sub-Adviser's historical performance returns managing investment mandates similar to the Sub-Advised Fund's investment mandate with respect to the portion of the Sub-Advised Fund's assets to be allocated to the Sub-Adviser, with such performance compared to relevant indices.  The Board also receives information prepared by the Sub-Adviser and a profitability analysis of the Adviser and its affiliates with respect to the proposed engagement of the Sub-Adviser for the Sub-Advised Fund.  Additionally, independent legal counsel provides the Board with materials prepared for use by the Board in fulfilling the Board's duties under the 1940 Act.

Pursuant to each Sub-Advisory Agreement, the Adviser has agreed to pay the relevant Sub-Adviser a fee based on the percentage of the assets overseen by the Sub-Adviser (the "Sub-Advisory Fees").  Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Sub-Advised Fund.  Neither the Investment Companies nor any Sub-Advised Fund are responsible for paying Sub-Advisory Fees to any Sub-Adviser.  The Adviser is responsible for compensating each Sub-Adviser.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

IV.	APPLICABLE LAW AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company."  Rule 18f-2(a) under the 1940 Act states that any "matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter."  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

Section 2(a)(20) of the 1940 Act defines an "investment adviser" of an investment company to include any person who pursuant to contract with such investment company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company.  Consequently, the Sub-Advisers are deemed to be within the definition of an "investment adviser" and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the applicable Board to hire new Sub-Advisers to manage the assets of a Sub-Advised Fund.  These provisions would also require shareholder approval by a majority vote for any material amendment to the Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days' notice.9  In addition, the Sub-Advisory Agreements are required to terminate automatically upon their "assignment," which could occur upon a change in control of the Sub-Advisers.10

9	See Section 15(a)(3) of the 1940 Act.

10	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines "assignment" as any direct or indirect transfer or hypothecation of a contract.

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a "change in actual control or management of the investment adviser" to a registered investment company are not assignments for purposes of Section 15(a)(4) or Section 15(b)(2) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Affiliated Sub-Advisers.  Each Affiliated Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Affiliated Sub-Advisers could be viewed as a change in management and, as a result, an "assignment" within the meaning of the 1940 Act.

2.	Requested Relief

Applicants seek relief to (i) select Affiliated Sub-Advisers and Non-Affiliated Sub-Advisers to manage all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements with such Sub-Advisers and (ii) materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an "assignment," within the meaning of Section 2(a)(4) of the 1940 Act.  Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates the Sub-Advised Funds, or may operate the Sub-Advised Funds, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Funds to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

(a)	Operations of the Investment Companies

Section 15(a) was designed to protect the interests and expectations of a registered investment company's shareholders by requiring that they approve investment advisory contracts, including sub-advisory contracts.11  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.12  The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and, instead, the investment adviser selects, oversees and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund's assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the applicable

11	See Section 1(b)(6) of the 1940 Act.

12	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the manager-of-managers structure of the Sub-Advised Funds, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers.  The Adviser has the requisite expertise to evaluate, select, supervise and oversee the Sub-Advisers.  The Adviser will not normally make day-to-day investment decisions for a Sub-Advised Fund.13

From the perspective of the shareholder, the role of the Sub-Advisers is substantially similar to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund's investment objective and policies and have no broad oversight, management or administrative responsibilities with respect to a Sub-Advised Fund.  Shareholders expect the Adviser, subject to review and approval of the applicable Board, to select a Sub-Adviser who is in the best position to achieve the Sub-Advised Fund's investment objective.  Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and the Sub-Advised Fund's total investment performance.

In initially evaluating the proposed services that a Sub-Adviser will provide to a Sub-Advised Fund, the Adviser (and the Portfolio Allocation Manager, as applicable) considers certain information, including, but not limited to, the following:

(1)           the advisory services to be provided by the Sub-Adviser, including the Sub-Adviser's investment management philosophy, process and techniques and the Sub-Adviser's methods to ensure compliance with the investment objectives, policies and restrictions of the Sub-Advised Fund;

(2)           a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Sub-Advised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)           reports setting forth the financial condition and stability of the Sub-Adviser; and

                 (4)            the Sub-Adviser's composite investment performance (including other accounts managed by the Sub-Adviser having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes during recent periods), including comparisons with broadly-based unmanaged indices.

In obtaining this information, the Adviser (and the Portfolio Allocation Manager, as applicable) will typically:  (i) review the Sub-Adviser's current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the applicable Board consider the reasonableness of the Sub-Adviser's compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services.  Although only the Adviser's fee is payable directly by a Sub-Advised Fund, and the Sub-Adviser's fee is payable by the Adviser, the Sub-Adviser's fee (and the compensation of the Portfolio Allocation Manager, as applicable) directly bears on the amount and reasonableness of the Adviser's fee payable by a Sub-Advised Fund.  Accordingly, the Adviser and the applicable Board analyze the fees paid to Sub-Advisers (and the Portfolio Allocation Manager, as applicable) in evaluating

13	Although the Adviser will not normally make such day-to-day investment decisions, from time to time it may manage all or a portion of the assets of a Sub-Advised Fund.

the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the applicable Board consider certain information, including, but not limited to, the following:

(1)           a description of the proposed method of computing the fees;

(2)           comparisons of the sub-advisory fee to be paid by the Adviser with fees charged by the Sub-Adviser for managing other accounts with similar investment objectives, policies and strategies as the Sub-Advised Fund and comparisons of the management fee to be paid by the applicable Sub-Advised Fund with fees paid by other mutual funds managed by the Adviser or its affiliates or unaffiliated advisers that are classified in the same Lipper category as the applicable Sub-Advised Fund; and

(3)           data with respect to the projected expense ratios of each applicable Sub-Advised Fund and comparisons with other mutual funds of comparable size that are classified in the same Lipper category as the applicable Sub-Advised Fund.

The Adviser has adopted written policies and procedures specifically addressing Sub-Adviser oversight, which feature various types of ongoing monitoring and reporting with respect to the Sub-Advisers.  These policies and procedures cover all material aspects of the sub-advisory relationship, including investment performance, compliance monitoring and operational matters.  The Adviser (and the Portfolio Allocation Manager, as applicable) has experience supervising and overseeing a variety of Sub-Advisers, including Affiliated Sub-Advisers and Non-Affiliated Sub-Advisers.

(b)	Conflicts of Interest; Disclosure and Board Oversight

As noted above, no Sub-Advised Fund will be responsible for compensating a Sub-Adviser, including an Affiliated Sub-Adviser.  The Adviser will receive a management fee pursuant to the Management Agreement, which has been approved by the applicable Board, including a majority of the Independent Board Members, and the shareholders of the relevant Sub-Advised Fund.  The Adviser, and not the Sub-Advised Fund, is responsible, pursuant to the Management Agreement, for paying the Sub-Adviser, including an Affiliated Sub-Adviser.  Consequently, the fee that the Adviser retains pursuant to the Management Agreement is contingent upon the portion of the assets of the Sub-Advised Fund that the Adviser allocates to the Sub-Advisers and the fees paid to the Sub-Advisers, including any Affiliated Sub-Adviser.

Applicants note that any conflict of interest or economic incentive that may exist in connection with the Adviser selecting an Affiliated Sub-Adviser to manage all or a portion of the assets of a Sub-Advised Fund are addressed under the terms and conditions of this Application and will be considered by the Board when it reviews the selection or termination of Sub-Advisers.  Moreover, condition 1 requires that a majority of the Sub-Advised Fund's outstanding voting securities (as defined in the 1940 Act) approve the operation of the Sub-Advised Fund in the manner described in this Application.  Additionally, under condition 2, at all times following such shareholder approval the prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to this Application, and that the Adviser has the ultimate responsibility, subject to approval and oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.  Applicants also assert that conditions 5, 6, 9 and 10 are designed to provide each Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest.  For each Board, a majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel.  For any Sub-Advised Fund that uses an Affiliated Sub-Adviser, condition 9 requires the applicable Board to make a separate finding, reflected in the Board meeting minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Sub-Advised Fund is in the best interests of the Sub-Advised Fund and its shareholders.  A new Sub-Adviser also would need to be approved by a majority of the Independent Board Members who are subject to limits on their ability to have a financial interest in that Sub-Adviser.  If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire an Affiliated Sub-Adviser for a Sub-Advised Fund, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the applicable Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Sub-Advised Fund would remain subject to the annual review by the applicable Board.  Each Sub-Advisory Agreement would also remain subject to the annual review by the applicable Board, including a majority of the Independent Board Members.

Applicants assert that any conflict of interest or economic incentive that may exist in connection with the Adviser selecting a Wholly-Owned Sub-Adviser for Board approval rather than a Non-Affiliated Sub-Adviser (pursuant to the Prior Order) is substantially similar to any that may exist in connection with the Adviser selecting an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser for Board approval rather than a Non-Affiliated Sub-Adviser to manage all or a portion of the assets of a Sub-Advised Fund. In fact, Applicants believe any conflicts involved in recommending an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser are less than those that may exist in recommending a Wholly-Owned Sub-Adviser.  If a Wholly-Owned Sub-Adviser is approved by the applicable Board, the BNY Mellon organization generally retains 100% of the management fees paid by the Fund with respect to the portion of the Sub-Advised Fund's assets managed by such Wholly-Owned Sub-Adviser; whereas, if an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser is approved, the BNY Mellon organization would retain less than 100% of the management fees paid by the Fund with respect to the portion of the Sub-Advised Fund's assets managed by such Affiliated Sub-Adviser.  Moreover, the Adviser could manage the entire portfolio of a Sub-Advised Fund and the BNY Mellon organization would retain 100% of the management fees paid by the Fund.  In addition, Applicants reiterate that the terms and conditions of this Application and the findings the Board is required to make when engaging an Affiliated Sub-Adviser are sufficient to address any conflict of interest or economic incentive that may exist in connection with the Adviser selecting an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser.

Applicants also note that a Fund could invest in another investment company advised or sub-advised by an Affiliated Sub-Adviser without shareholder approval,14 with the same practical effect as appointing the Affiliated Sub-Adviser as a Sub-Adviser to the Fund, but with the additional fees of the other investment company.

(c)	Benefits to Shareholders

Currently, if a new Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser is retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund are required to approve the Sub-Advisory Agreement.  Similarly, if an existing Sub-Advisory Agreement with an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required.  Moreover, if a Sub-Advisory Agreement with an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser is "assigned" as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund will be required to approve retaining the existing Sub-Adviser.  In all these instances the need for shareholder approval requires the Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, in

14	Section 12(d)(1)(G) of the 1940 Act.

the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Sub-Advised Fund and its shareholders.

As noted above, shareholders investing in a Sub-Advised Fund that has a Sub-Adviser are effectively hiring the Adviser to manage the Sub-Advised Fund's assets by overseeing, monitoring and evaluating the Sub-Adviser rather than by the Adviser hiring its own employees to oversee the Sub-Advised Fund.  Applicants believe that permitting the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) to perform the duties for which the shareholders of the Sub-Advised Fund are paying the Adviser – the selection, oversight and evaluation of the Sub-Adviser – without incurring unnecessary delays or expenses is appropriate and in the interest of the Sub-Advised Fund's shareholders and will allow such Sub-Advised Fund to operate more efficiently.  Within this structure, the Adviser (with the Portfolio Allocation Manager's assistance, as applicable) is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Sub-Advised Funds will be able to replace Sub-Advisers more quickly and at less cost, when the applicable Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders.  Without the requested relief, a Sub-Advised Fund may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Sub-Advised Fund's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser.  Moreover, if a Sub-Advisory Agreement is "assigned" as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund will be required to approve retaining the existing Sub-Adviser.15

The use of manager-of-managers arrangements involving unaffiliated sub-advisers, for which the Commission has granted numerous exemptive orders, including the Prior Order and the Non-Affiliated Sub-Adviser Order, is premised on the control an investment adviser retains over the process of providing investment advisory services to a fund, and through the establishment of conditions, the removal of any real incentive for the adviser to favor particular sub-advisers or to act in a manner that would be detrimental to shareholders.  Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present regardless of whether a Sub-Adviser change involves a Wholly-Owned Sub-Adviser or an Affiliated Sub-Adviser that is not a Wholly-Owned Sub-Adviser.

If the relief requested is granted, each Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the applicable Board will consider the Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub-Adviser.

3.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will

15
The relief requested in this Application would extend to any Sub-Advisory Agreement that was entered into for a Sub-Advised Fund in accordance with the terms of this Application, upon any change in control of an Affiliated Sub-Adviser or Non-Affiliated Sub-Adviser.  For example, the relief would extend to any Sub-Advisory Agreement when the Affiliated Sub-Adviser no longer is directly or indirectly wholly-owned or majority-owned by BNY Mellon, or if BNY Mellon no longer directly or indirectly owns 5% or more of the outstanding voting securities of the Sub-Adviser.  In those circumstances, the Adviser would re-evaluate the Sub-Adviser and make a recommendation to the applicable Board concerning whether to retain the Sub-Adviser's services for a Sub-Advised Fund.

include all information required by Form N-1A concerning the Sub-Advisers.  If a new Sub-Adviser is retained or a Sub-Advisory Agreement is materially amended, the Sub-Advised Fund's prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act.

If new Sub-Advisers are hired, the Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"):  (a) within 90 days after a new Sub-Adviser is hired for any Sub-Advised Fund, that Sub-Advised Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;16 and (b) the Sub-Advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  Under the requested relief, a Sub-Advised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the applicable Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder prior to the Sub-Advised Series offering its shares. 17

B.	Fee Disclosure

1.	Regulatory Background

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3)(i) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company,

16
A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things:  (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Sub-Advised Fund.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

17
If a Sub-Advised Fund has obtained shareholder approval to operate pursuant to the Prior Order and has met all other terms and conditions of the requested order, the Sub-Advised Fund may rely on the applicable part of the order requested in this Application (i.e., hiring Non-Affiliated Sub-Advisers and amending Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and, for certain Sub-Advised Funds, hiring Wholly-Owned Sub-Advisers and amending Sub-Advisory Agreements with Wholly-Owned Sub-Advisers).

including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Regulation 14A, Schedule 14A and all other rules and regulations adopted pursuant to Section 14A of the Exchange Act.  Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company's proxy statement.  Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser."  Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser, during the fiscal year.  Item 22(c)(8) requires a description of "the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract."  Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i).  Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to a Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.  These provisions could require a Sub-Advised Fund's financial statements to disclose information concerning fees paid to a Sub-Adviser.  The exemption from Regulation S-X requested below would permit a Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit each Sub-Advised Fund to disclose (as a dollar amount and a percentage of a Sub-Advised Fund's net assets) (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (b) the aggregate fees paid to any Non-Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X.18  The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Sub-Advised Fund's net assets.  Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Funds under a manager-of-managers structure and no Sub-Advised Fund would be responsible for the payment of advisory fees to the Sub-Advisers.  As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Sub-Advised Funds in a manner different from a traditional investment company.  By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund's assets by overseeing, evaluating, monitoring and

18	Applicants are requesting the same relief with respect to any fee paid to the Portfolio Allocation Manager.

recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly.  The Adviser, under the oversight of the applicable Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement.  In return, the Adviser receives an advisory fee from each Sub-Advised Fund.  Pursuant to each Management Agreement, the Adviser compensates the Sub-Advisers directly.  Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers.  Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies.  Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and, therefore, shareholders will know what the Sub-Advised Fund's fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Funds to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of the Sub-Advised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise (with the Portfolio Allocation Manager's assistance, as applicable) in monitoring the Sub-Advisers, recommending the Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers.  There are no policy reasons that require shareholders of the Sub-Advised Funds to be informed of the individual Sub-Adviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser's portfolio managers' salaries.19

The requested relief would benefit shareholders of the Sub-Advised Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers.  The Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser.  If the Adviser is not required to disclose the Sub-Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts.  Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount.  The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

19
The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted.  See Investment Company Act Rel. No. 26533 (Aug. 23, 2004).  Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers."  Applicants state that, with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser.  In addition to this disclosure with respect to portfolio managers, Applicants state that, with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

C.	Precedent

1.	Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 and the disclosure requirements of the rules and forms discussed herein for Non-Affiliated and Affiliated Sub-Advisers have been granted previously by the Commission with respect to sub-advisers that are either not affiliated with the investment adviser or are wholly-owned by the investment adviser or by the company that wholly-owned the investment adviser.  See, e.g., Eagle Capital Appreciation Fund, et al., Investment Company Act Rel. Nos. 31239 (Sept. 3, 2014) (notice) and 31269 (Sept. 29, 2014) (order); Principal Funds, Inc., et al., Investment Company Act Rel. Nos. 31203 (Aug. 11, 2014) (notice) and 312444 (Sept. 8, 2014) (order); Steben Alternative Investment Funds and Steben & Company, Inc., Investment Company Act Rel. Nos. 31186 (July 24, 2014) (notice) and 31215 (Aug. 19, 2014) (order); Janus Investment Fund et al., Investment Company Act Rel. Nos. 31145 (July 2, 2014) and 31192A (July 29, 2014) (order); KraneShares Trust and Krane Funds Advisors, LLC, Investment Company Act Rel. Nos. 31144 (July 2, 2014) and 31190 (July 29, 2014); Virtus Alternative Solutions Trust and Virtus Alternative Investment Advisers, Inc., Investment Company Act Rel. Nos. 30986 (Mar. 19, 2014) (notice) and 31014 (Apr. 15, 2014) (order); Hatteras Alternative Mutual Funds Trust, et al., Investment Company Act Rel. Nos. 30969 (Feb. 26, 2014) (notice) and 30991 (Mar. 25, 2014) (order); Legg Mason Partners Equity Trust, et al., Investment Company Act Rel. Nos. 30923 (Feb. 24, 2014) (notice) and 30990 (Mar. 24, 2014) (order); KKR Series Trust and Prisma Capital Partners LP, Investment Company Act Rel. Nos. 30905 (Feb. 4, 2014) (notice) and 30973 (Mar. 4, 2014) (order); T. Rowe Price Global Allocation Fund, Inc., et al., Investment Company Act Rel. Nos. 30901 (Jan. 31, 2014) (notice) and 30967 (Feb. 26, 2014) (order); and Wells Fargo Funds Trust, et al., Investment Company Act Rel. Nos. 30830 (Dec. 13, 2013) (notice) and 30853 (Jan. 8, 2014) (order).

2.	Affiliated Sub-Advisers Other Than Wholly-Owned Sub-Advisers

For the reasons set forth above, Applicants believe that the relief sought with respect to Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Adviser would not be able to act to the detriment of the shareholders of the Sub-Advised Funds because of the conditions set forth in this Application.

V.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.           Before a Sub-Advised Fund may rely on the order requested herein, the operation of the Sub-Advised Fund in the manner described in this Application, including the hiring of any Affiliated Sub-Advisers, will be, or has been, approved by a majority of the Sub-Advised Fund's outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Sub-Advised Fund's shares are offered to the public.

2.           The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to this Application.  In addition, each Sub-Advised Fund will hold itself out to the public as employing the manager-of-managers structure described in this Application.  The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the applicable Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.           The Adviser will provide general management services to a Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund's assets.  Subject to review and approval of the applicable Board, the Adviser will (a) set the Sub-Advised Fund's overall investment strategies, (b) evaluate, select, and recommend one or more Sub-Advisers to manage all or a portion of the Sub-Advised Fund's assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Fund's investment objective, policies and restrictions.  Subject to review by the applicable Board, the Adviser will (a) when appropriate, allocate and reallocate the Sub-Advised Fund's assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.           Sub-Advised Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5.           At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.           "Independent legal counsel," as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members.  The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

7.           The Adviser will provide the applicable Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Sub-Advised Fund basis.  The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

8.           Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the applicable Board with information showing the expected impact on the profitability of the Adviser.

9.           Whenever a Sub-Adviser change is proposed for a Sub-Advised Fund with an Affiliated Sub-Adviser, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board meeting minutes, that the change is in the best interests of the Sub-Advised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

10.           No Board member or officer of a Sub-Advised Fund or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser, or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.           Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in this Application, the requested order will expire on the effective date of that rule.

13.           Any new Sub-Advisory Agreement or any amendment to a Sub-Advised Fund's existing Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund's shareholders for approval.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application.  The resolutions of each Board are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 200 Park Avenue, New York, New York  10166, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.

DREYFUS OPPORTUNITY FUNDS

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President

THE DREYFUS CORPORATION

By:	/s/ James Bitetto
Name: James Bitetto
Title: Secretary

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Exhibit A                      Resolutions

Exhibit B                      Verifications

EXHIBIT A

Resolutions of the Board

RESOLVED, that the Board, including the Board members who are not "interested persons" (as defined in the 1940 Act) of the Investment Company, hereby authorizes and directs the officers and agents of the Investment Company to file with the Commission the Application for an order under Section 6(c) of the 1940 Act for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and regulations of the 1940 Act, in substantially the form presented to this meeting, and that each of the officers and agents of the Investment Company, acting alone, hereby is authorized, empowered and directed on behalf of the Investment Company to cause to be prepared, executed and filed with the Commission any and all amendments of and exhibits to said Application, to be in such form as the officers or agents of the Investment Company shall approve, such approval to be conclusively evidenced by their filing thereof; and it is further

RESOLVED, that each officer and agent of the Investment Company, acting with the advice of counsel, hereby is authorized and empowered to make such changes to said Application as may be necessary by reason of any comment on such materials by the Commission or for any other reason deemed appropriate by the officers or agents of the Investment Company; and it is further

RESOLVED, that each officer and agent of the Investment Company, acting alone, hereby is authorized, empowered and directed to take any and all additional acts and to prepare, execute and deliver any and all other agreements, documents, instruments and certificates, as they or any of them acting alone deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions, such determination to be conclusively evidenced by the taking of such actions and the preparation, execution and delivery of such agreements, documents, instruments and certificates.

EXHIBIT B

Verification of The Dreyfus Corporation

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated November 21, 2014 for and on behalf of The Dreyfus Corporation; that he is Secretary of such corporation; and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his knowledge, information and belief.

THE DREYFUS CORPORATION

By:	/s/ James Bitetto
Name: James Bitetto
Title: Secretary

Verification of DOF

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated November 21, 2014 for and on behalf of Dreyfus Opportunity Funds; that he is Vice President of such investment company; and that all actions by shareholders, the Board and other bodies necessary to authorize deponent to execute and file this Application have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof and the facts therein set forth are true to the best of his knowledge, information and belief.

DREYFUS OPPORTUNITY FUNDS

By:	/s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President